UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Victory Capital Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

92645B103
(CUSIP Number)

11/26/19
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	92645B103

1	Names of Reporting Persons
Steamboat Capital Partners, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,641,842*
	6	Shared Voting Power

	7	Sole Dispositive Power
1,786,537*
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,786,537*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
10.7%*
12	Type of Reporting Person (See Instructions)
IA

*See Item 4 for information regarding ownership as of November 26, 2019.

SCHEDULE 13G

CUSIP No.	92645B103

1	Names of Reporting Persons
Parsa Kiai
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,641,842*
	6	Shared Voting Power

	7	Sole Dispositive Power
1,786,537*
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,786,537*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
10.7%*
12	Type of Reporting Person (See Instructions)
HC

*See Item 4 for information regarding ownership as of November 26, 2019.

SCHEDULE 13G

CUSIP No.	92645B103

1	Names of Reporting Persons
Steamboat Capital Partners GP, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,354,823*
	6	Shared Voting Power

	7	Sole Dispositive Power
1,354,823*
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,354,823*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
8.1%*
12	Type of Reporting Person (See Instructions)
HC

*See Item 4 for information regarding ownership as of November 26, 2019.

SCHEDULE 13G

CUSIP No.	92645B103

1	Names of Reporting Persons
Steamboat Capital Partners Master Fund, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,330,973*
	6	Shared Voting Power

	7	Sole Dispositive Power
1,330,973*
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,330,973*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
8.0%*
12	Type of Reporting Person (See Instructions)
PN

*See Item 4 for information regarding ownership as of November 26, 2019.

SCHEDULE 13G

CUSIP No.	92645B103

1	Names of Reporting Persons
Steamboat Capital Partners II, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
23,850*
	6	Shared Voting Power

	7	Sole Dispositive Power
23,850*
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
23,850*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.1%*
12	Type of Reporting Person (See Instructions)
PN

*See Item 4 for information regarding ownership as of November 26, 2019.

Item 1.

(a)	Name of Issuer: Victory Capital Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 15935 La Cantera Parkway, San Antonio, TX 78256

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by (i) Steamboat Capital Partners LLC (“IA”), (ii) Steamboat Capital Partners GP, LLC (“GP”), (iii) Parsa Kiai, (iv) Steamboat Capital Partners Master Fund, LP (“Master”) and (v) Steamboat Capital Partners II, LP (“Partners II”).

IA is the portfolio manager for Master, Partners II and certain other entities. GP is the General Partner of Master and Partners II. Parsa Kiai is the managing member of each of GP and IA.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons other than Master is 420 Lexington Avenue, Suite 2300, New York, NY 10170. The address of the principal business office of Master is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands, KY1-9005.

(c)	Citizenship:

Master is organized under the laws of the Cayman Islands. Each of GP, Partners II and IA are organized under the laws of Delaware. Parsa Kiai is a citizen of the United States.

(d)	Title and Class of Securities: Class A Common Stock, $0.01 par value

(e)	CUSIP No.: 92645B103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each filer. The percentages on the cover pages are based upon 16,636,811 shares of the subject class outstanding as of February 28, 2020 as disclosed by the issuer in its most recent filing on Form 10-K.

As of 11/26/19, the date as of which any of the entities herein was first obligated to file a 13G with respect to the subject securities, (i) IA and Parsa Kiai may have been deemed to have had beneficial ownership over 1,086,849 shares of the subject class, constituting 6.7% of such class, consisting of sole dispositive power with respect to 1,086,849 shares of the subject class and sole voting power with respect to 1,003,771 of such shares, (ii) GP may have been deemed to have had beneficial ownership (including sole voting and dispositive power) over 827,781 shares of the subject class, constituting 5.1% of such class, (iii) Master may have been deemed to have had beneficial ownership (including sole voting and dispositive power) over 812,862 shares, constituting 5.0% of such class and (iv) Partners II may been deemed to have beneficial ownership (including sole voting and dispositive power) over 14,919 shares of the subject class, constituting 0.1% of such class. None of IA, Parsa Kiai, GP, Master or Partners II beneficially owned shares with shared voting or dispositive power. The percentages in this paragraph are based upon 16,325,352 shares of the subject class outstanding as of October 31, 2019 as disclosed by the issuer in its then most recent filing on Form 10-Q.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See Item 2 above and item 12 of the cover page for each filer.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

As to IA and Parsa Kiai:

By signing below I certify that to the best of my knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

As to GP, Master and Partners II:

By signing below I certify that to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2020

/s/ Parsa Kiai
Parsa Kiai

Steamboat Capital Partners, LLC

By:	/s/ Parsa Kiai, Managing Member

Steamboat Capital Partners GP, LLC

By:	/s/ Parsa Kiai, Managing Member

Steamboat Capital Partners Master Fund, LP

By: Steamboat Capital Partners GP, LLC, Its General Partner

By:	/s/ Parsa Kiai, Managing Member

Steamboat Capital Partners II, LP

By: Steamboat Capital Partners GP, LLC, Its General Partner

By:	/s/ Parsa Kiai, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith and any amendments thereto (collectively, the “Schedule 13G”), relating to Class A Common Stock, $0.01 par value of Victory Capital Holdigns, Inc., a Delaware corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1under the Securities Exchange Act of 1934, as amended, on behalf of each of the undersigned.

Each of the undersigned is only responsible for the timely filing of the Schedule 13G and the completeness and accuracy of the information concerning such person therein. None of the undersigned is responsible for the completeness or accuracy of the information concerning the other undersigned except to the extent that the undersigned knows or has reason to know that the information included is incorrect.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated this 31st day of March 2020

/s/ Parsa Kiai
Parsa Kiai

Steamboat Capital Partners, LLC

By:	/s/ Parsa Kiai, Managing Member

Steamboat Capital Partners GP, LLC

By:	/s/ Parsa Kiai, Managing Member

Steamboat Capital Partners Master Fund, LP

By: Steamboat Capital Partners GP, LLC, Its General Partner

By:	/s/ Parsa Kiai, Managing Member

Steamboat Capital Partners II, LP

By: Steamboat Capital Partners GP, LLC, Its General Partner

By:	/s/ Parsa Kiai, Managing Member